400 W. Main St, Hamilton, MT 59840 • localbounti.com

January 5, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Benjamin Richie

Re:	Local Bounti Corporation

Registration Statement on Form S-3

File No. 333-269094

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Local Bounti Corporation (the “Company”), hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-referenced Registration Statement on Form S-3 (File No. 333-269094) to become effective on Monday, January 9, 2023, at 4:05 p.m., Eastern Time, or as soon as practicable thereafter.

The Company hereby authorizes Albert Vanderlaan of Orrick, Herrington & Sutcliffe LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

The Company requests that it be notified of such effectiveness by a telephone call to Albert Vanderlaan of Orrick, Herrington & Sutcliffe LLP at (617) 880-2219.

Very truly yours,

LOCAL BOUNTI CORPORATION

By:	/s/ Kathleen Valiasek
Name:	Kathleen Valiasek
Title:	Chief Financial Officer

cc:	Albert Vanderlaan, Orrick, Herrington & Sutcliffe LLP